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## Kirbi T. Smith, MBA

COO at Active Faith Sports

Houston, Texas

Connect   •••

- Active Faith Sports
- Spelman College
- See contact info
- 377 connections

## Experience



**Chief Operating Officer**
Active Faith Sports
2011 – Present · 8 yrs

Bulding the Active Faith Sports brand from the ground up. Overseeing development of the idea/concept into the global brand that exists today with customers in 24 countries. Material sourcing, communication between company and overseas manufacturers, importing goods, product design and testing, marketing of brand and products, customer service, creation of promo and marketing material, website design and construction, manager of all social media platforms, growth and strategy planning and implementation, event coordinator.

**Active Faith Sports**
🔗

**High School Instructor & Coach**
HISD & APS
Aug 2006 – May 2011 · 4 yrs 10 mos

## Education

**Spelman College**
BA, English Language and Literature
Activities and Societies: Delta Sigma Theta, Student Government Association,
Basketball Team

## Skills & Endorsements

**Social Media** · 15
James "J.D." Harrison and 14 connections have given endorsements for this skill

**Strategic Planning** · 13
Endorsed by Wayne Luckett and 1 other who is highly skilled at this







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